Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 March 2017

Quarterly Activities Report for the quarter ended 31 March 2017

HIGHLIGHTS

•    Commercially realigned and repositioned BREVAGenplus®

•    Revamped patient pricing and billing program for BREVAGenplus

•    Extended partnership with international race car driver Pippa Mann to promote BREVAGenplus

•    Advanced development of colorectal cancer risk assessment test

•    Maintained strong cash position with $12.4M in cash

Melbourne, Australia, 27 April 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company focused on cancer risk assessment, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic breast cancer, is pleased to provide its Quarterly Activities Report for the period ending 31 March 2017, together with the attached Appendix 4C.

Commercial and Financial Snapshot

BREVAGenplus test samples received for the quarter were 162, compared to 278 in the previous quarter (Q2 FY17), while 287 samples were received in the prior corresponding period (PCP), (Q3 FY16). For the 9 months to date, 770 tests samples were received compared to 915 test received in the PCP.

Total cash receipts from customers during the quarter ended 31 March 2017 were $195k, compared to $184k in the previous quarter, taking the figure to $557k for the 9 months ended on that date, compared to $919k in the PCP.

Operational cash spend for the 9 months to date was $5.9M, $1.1M less than the previous corresponding 9 months period of $7.0M. Based on the 9 months actual run rate, the annualised FY17 cash spend equates to $7.9M compared to $9.2M in FY16 and $13.2M in FY 15, representing a reduction in annual cash spend of 14% and 40% respectively.

As at 31 March 2017, the Company had $12.4M in cash.

BREVAGenplus Marketing Update

The commercial repositioning and repricing program has been completed and the Company has refined its marketing strategy for BREVAGenplus.

As reported last quarter, the Company upgraded BREAVGenplus’ underlining science base, which streamlined the product’s relationship with physicians as the data-input requirement was greatly simplified. In addition, these modifications improved the product’s alignment with U.S. clinical guidelines, in particular, the United States Preventative Services Task Force (USPSTF) recommendation statement on chemoprevention of breast cancer, and automatically strengthened the validation data by tying the test to a multinational study of approximately 80,000 women. A national rollout of the enhanced test commenced in late January 2017.

As advised to the market on 31 March 2017, the Company is transitioning from a traditional reimbursement system through insurance providers, to a direct patient self-pay program, which became effective 1 April 2017. The rationale behind this strategic shift was based on the recognition that gaining adequate payment for BREVAGenplus had become increasingly difficult over the past few years using a traditional payment model. The Company is not alone in this respect, as it is an acknowledged issue for those companies selling molecular diagnostics (MDx) and seeking reimbursement from insurers through a Current Procedural Terminology (CPT) miscellaneous code. The primary issue was that current regulations/laws left patients with little, if any, definition on how much they would be required to pay out of pocket for BREVAGenplus. Ultimately, this lack of fundamental transparency often demotivated patients and physicians interest in BREVAGenplus and furthermore, made the collection of monies for services rendered more difficult. By converting to a direct pay relationship with patients, the Company aims to add certainty to the transaction. This will eliminate current issues being experienced, such as low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility, poor coverage, and the need for multiple laboratory locations.

This new streamlined payment system dramatically simplifies the cost side of the equation for patients and makes it easy for physicians and their staff to answer questions regarding cost before sample collection.  Additionally, transitioning to a direct patient self-pay program provides the Company with a defined marketing message for its in-house sales team to disseminate as they increase the number of physicians offering BREVAGenplus.

The Company’s revamped pricing strategy and numerical determination was the result of an internal review along with an industry analysis conducted by Genetic Technologies to evaluate solutions to improve the profile and ultimately, patient utilisation of BREVAGenplus. Under the patient self-pay program, BREVAGenplus will have a per test list price of USD 349.00, compared to the USD 2,795.00 previously presented to medical insurance providers. While the price discrepancy appears large, insurers generally pay a price much lower than list price. Patients, when confronted with the balance, often six to nine months after the test, understandably become contentious which was typically directed at their physician.  The revised BREVAGenplus price is in line with what the Company received on a per test basis and does not alter the Company’s view as to the commercial value of BREVAGenplus.

Commercially, repositioning and repricing BREVAGenplus represents a marked improvement in product positioning and together with the refined marketing strategy tightens the BREVAGenplus story considerably, and should make physicians more receptive to the test.

Partnership with international race car driver Pippa Mann to promote BREVAGenplus extended for a 2nd consecutive year

On 29 March 2017, the Company announced that it would extend its agreement with Dale Coyne Racing driver Ms. Pippa Mann to promote BREVAGenplus for a second year. The partnership is reflective of the Company’s continuation of its U.S. focused marketing program for BREVAGenplus, with Mann serving for a second consecutive term as the product’s ambassador and spokesperson. Mann is one of only nine female athletes to ever compete in the Indianapolis 500 and the only female driver to start in the race over the past four consecutive years. In addition to her role with Genetic Technologies, Mann is partnering with Susan G. Komen®, the world’s largest breast cancer organisation, which funds more breast cancer research than any other non-profit, outside of the U.S. government, while providing screening, education, treatment and psychosocial support programs. In 2016, Mann was honoured as one of Komen’s More Than Pink™ heroes in support of the organisations Bold Goal - to reduce the current number of breast cancer deaths in the U.S. by half, by 2026.

Key partnership activities this year will include the BREVAGenplus logo represented on Mann’s #63 Dale Coyne Racing car and promotional apparel. Mann will also participate at select BREVAGenplus oriented events and other promotional activities over the course of 2017. The 101st running of the Indianapolis 500 on May 28, 2017 will serve as the official launch of this year’s partnership program. The Indianapolis 500 is the largest single day sporting event in the world, in terms of on-site attendance, and offers significant promotional opportunities during the month long lead-up to the race, which includes 12 days of on-track activities and hospitality event participation.

Clinical studies and peer-review publication update

The Company’s transition from a traditional reimbursement system through insurance providers, to a direct patient self-pay program has enabled the de-emphasis of clinical utility studies designed to achieve reimbursement coverage through the private insurers. Furthermore, given the realignment of the product to USPSTF guidelines on risk reduction, the output two questionnaire-based clinical studies, which commenced in Q4 FY16, is being re-evaluated in light of the product change, the outcome of which may impact the decision to go to publication.

Product Development Pipeline Update: Colorectal Cancer Risk Assessment Test

On the 29 November 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialisation of a novel colorectal cancer (CRC) risk assessment test.

Excluding skin cancers, CRC is the third most common cancer diagnosed in both men and women in the U.S. representing an overall lifetime risk of about 1 in 20 (5%). CRC is also the third leading cause of cancer-related deaths in the U.S. when men and women are considered separately, and the second leading cause when both are combined. As with breast cancer, early diagnosis is key as the majority of CRC cases are preventable by early detection and removal of precancerous polyps. According to the American Cancer Society, when diagnosed at an early stage (before the disease has spread outside the colon), the relative 5-year survival rate for CRC is 92% and 87% for rectal cancer, while the respective survival rate for late stage (metastatic) disease is much lower, at 11% and 12%, respectively.

Results from preliminary modelling studies were first published online in Future Oncology on 1 February 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,” 2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories.

The CRC risk assessment test is intended to help identify patients at high risk for CRC who should be subjected to intensive screening, ultimately reducing the risk of occurrence and death from the disease. Those identified as low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse events and unjustified expenses. The fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing infrastructure and processes. The commercial launch of the CRC risk assessment test has the potential to provide a significant health benefit by improving existing screening modalities and compliance among patients most at risk of developing CRC. Risk stratification would also likely influence the age a patient will start screening and the frequency.

The product development program is comprised of a case-control study designed to confirm the previous modelling study, which identified a panel of 45 SNPs with utility for colorectal cancer risk prediction. A scientific validation study supporting this work is nearing completion and expect submission for publication by end of April 2017, while the research work program is expected to be completed by the end of June 2017.

More detail regarding colorectal cancer risk assessment test can be found in the Company’s announcement dated 29 November 2016.

Research and Development - AusIndustry R&D Tax Incentive Update

While the Company continues to commit significant capital and resources to research and development, the Company is pleased to advise that it has received confirmation from AusIndustry that it has accepted and approved costs associated with recent overseas research activities to be eligible for the R&D Tax Incentive, representing a 45% cash refund from the Australian Tax Office.

Corporate

Appendix 4D and 31 December 2016 Half Year Financial Report

The Company published its Half Year Financial Report on 23 February 2017. The Half Year Financial Report is available on the Company’s website at www.gtglabs.com

Employee Share Options Issued and Forfeited

On 20 February 2017, the Company announced that it had issued a total of 22,750,000 unlisted options, subject to various vesting conditions, to certain employees under the Company’s existing employee option plan. Further details, regarding the options granted, were outlined in the Appendix 3B that accompanied the announcement.

The Company further advised that 1,500,000 unlisted options previously granted, pursuant to the Company’s employee option plan, had been forfeited by participants who were no longer employed.

Signed on behalf of Genetic Technologies Limited

/s/ Eutillio Buccilli	Date: 27 April, 2017
Eutillio Buccilli
Executive Director and Chief Executive Officer

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B +Rule 4.7B Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16 Name of entity GENETIC TECHNOLOGIES LIMITED ABN Quarter ended (“current quarter”) 17 009 212 328 31 MARCH 2017 Consolidated statement of cash flows Current quarter $A’000 Year to date (9 months) $A’000 1. 1.1 1.2 Cash flows from operating activities Receipts from customers Payments for 195 557 (a) (b) research and development product manufacturing and operating costs advertising and marketing leased assets staff costs administration and corporate costs (48) (54) (142) (226) (c) (d) (e) (f) (238) - (1,077) (359) - 5 - - - - (1,576) (658) - (3,151) (1,764) - 31 - - - - (5,353) 1.3 1.4 1.5 1.6 1.7 1.8 1.9 Dividends received (see note 3) Interest received Interest and other costs of finance paid Income taxes paid Government grants and tax incentives Other (provide details if material) Net cash from / (used in) operating activities 2. 2.1 Cash flows from investing activities Payments to acquire: (a) (b) (c) property, plant and equipment businesses (see item 10) investments (183) - - (202) - - + See chapter 19 for defined terms 1 September 2016 Page 1

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A'000	Year to date (9 months) $A'000
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.2	Proceeds from disposal of:		
	(a) property, plant and equipment	-	49
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	**Net cash from / (used in) investing activities**	**(183)**	**(153)**

3.	**Cash flows from financing activities**		
3.1	Proceeds from issues of shares	-	8,050
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(20)	(940)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	**Net cash from / (used in) financing activities**	**(20)**	**7,110**

4.	**Net increase / (decrease) in cash and cash equivalents for the period**		
4.1	Cash and cash equivalents at beginning of quarter/year to date	15,002	11,180
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,576)	(5,353)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(183)	(153)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(20)	7,110

+ See chapter 19 for defined terms
1 September 2016
Page 2

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Current quarter $A’000 Year to date (9 months) $A’000 (335) Consolidated statement of cash flows 4.5 (774) Effect of movement in exchange rates on cash held Cash and cash equivalents at end of quarter 4.6 12,449 12,449 5. Current quarter $A’000 Previous quarter $A’000 Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts Bank balances Call deposits Bank overdrafts Other (provide details) Cash and cash equivalents at end of quarter (should equal item 4.6 above) 5.1 5.2 5.3 5.4 5.5 12,449 - - - 12,449 15,002 - - - 15,002 6. Payments to directors of the entity and their associates Current quarter $A'000 157 - 6.1 6.2 Aggregate amount of payments to these parties included in item 1.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 6.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2 The amount included at Items 6.1 & 6.2 include $156,841 paid to Directors during the quarter in respect of fees and superannuation. 7. Payments to related entities of the entity and their associates Aggregate amount of payments to these parties included in item 1.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 Current quarter $A'000 7.1 7.2 - - 7.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 + See chapter 19 for defined terms 1 September 2016 Page 3

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

8.	**Financing facilities available** *Add notes as necessary for an understanding of the position*	**Total facility amount at quarter end $A'000**	**Amount drawn at quarter end $A'000**
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify) – Credit Card	307	37

8.4 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

Credit card facilities:

1. Secured - Bank of America, $157,000 facility with interest at 9.5% p.a.
2. Unsecured -National Australia Bank, $150,000 facility with interest at 12.05% p.a.

9.	**Estimated cash outflows for next quarter**	**$A'000**
9.1	Research and development	369
9.2	Product manufacturing and operating costs	116
9.3	Advertising and marketing	349
9.4	Leased assets	-
9.5	Staff costs	1,140
9.6	Administration and corporate costs	801
9.7	Other (provide details if material) – Plant & Equipment	4
9.8	**Total estimated cash outflows**	**2,779**

10.	**Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above)**	**Acquisitions**	**Disposals**
10.1	Name of entity	-	-
10.2	Place of incorporation or registration	-	-
10.3	Consideration for acquisition or disposal	-	-
10.4	Total net assets	-	-
10.5	Nature of business	-	-

+ See chapter 19 for defined terms
1 September 2016 Page 4

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. This statement gives a true and fair view of the matters disclosed. 2 Sign here: ............................................................ Company secretary Kevin Fischer Date: 27 April 2017 Print name: Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. 2. 3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. + See chapter 19 for defined terms 1 September 2016 Page 5